UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15025944

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SEC Mail Processing Section
MAR 27 2015
Washington DC
404

XR 3/31

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Brookfield Private Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 World Financial Center, 250 Vesey Street, 15th Floor
(No. and Street)

New York	NY	10281-1021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name - if individual, state last, first, middle name)

Brookfield Place, 181 Bay Street, Suite 1400	Toronto	Ontario	M5J2V1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

3/31/15

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Brookfield Private Advisors LLC at December 31, 2014, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me

Yuen Na Chun
Notary Public, State of New York
No. 01CH5062570
Qualified in New York County
Commission Expires July 1st, 2018

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brookfield Private Advisors LLC
(a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)
Index
December 31, 2014

Page(s)

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Brookfield Private Advisors LLC

We have audited the accompanying statement of financial condition of Brookfield Private Advisors LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Brookfield Private Advisors LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 27, 2015

Brookfield Private Advisors LLC
(A wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC)

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 12,124,588
Due from affiliates	36,422
Fixed assets, net of accumulated depreciation of $415,413	860,370
Total assets	$ 13,021,380
Liabilities and Member's Equity	
Liabilities	
Due to affiliates	$ 2,982,134
Compensation payable	787,500
Deferred rent	190,528
Accounts payable and accrued expenses	46,042
Total liabilities	4,006,204
Member's equity	9,015,176
Total liabilities and member's equity	$ 13,021,380

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Brookfield Private Advisors LLC (the "Company"), a limited liability company formed under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Brookfield Private Advisors Holdings, LLC (the "Parent"), which is an indirect wholly owned subsidiary of Brookfield Asset Management (the "Ultimate Parent" or "BAM"), a publicly listed entity. The US dollar is the functional currency of the Company.

The Company acts primarily as a broker or dealer selling private placements of securities and performing investment advisory services. The private placement group ("PFG") primarily distributes private placements for investment funds that are managed by BAM. The investment advisory group ("BFIN") provides advisory services to third parties.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year end rates of exchange, whereas the income statement accounts are translated at the rate of exchange on the date of the transaction. Gains or losses resulting from foreign currency transactions are included in net income.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation for computer equipment and software and furniture and fixtures is calculated on accelerated basis over estimated useful lives of two to five years, respectively. Leasehold improvements are amortized on a straight-line basis over the lease term.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

Stock compensation
The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards. The expense for these share based awards is recognized based on the grant date fair value and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability, payable to the Ultimate Parent (Note 4).

3. Transactions with related parties

The Company maintains an administrative services agreement with The Ultimate Parent and an affiliate, under common control, Brookfield Financial Corp. Pursuant to the agreements, these affiliates provide accounting, administrative, office space, human resources, payroll and other services. The Company incurred expenses of which, approximately $2,323,800 remains unpaid and is included in due to affiliates in the accompanying statement of financial condition. Additionally, Brookfield Corporate Operations incurred travel expenses on behalf of the Company of which approximately $19,700 remains unpaid at December 31, 2014 and is included in due to affiliates on the accompanying statement of financial condition. Further, $275 paid by a Canadian affiliate, also under common control, on behalf of the Company remains unpaid at December 31, 2014 and is also included in due to affiliates in the accompanying statement of financial condition.

Brookfield Financial Real Estate Group New York ("BFREGNY") had paid compensation expenses on behalf of the Company in the amount of $638,400. This balance relates to expenses incurred in 2011 and 2012 and remained outstanding as at December 31 2014, and is also included in due to affiliates in the accompanying statement of financial condition.

During 2014 BAM forgave $831,000 of rent payable owed by the Company and accordingly, created an increase in member's equity.

During 2014, the Company paid expenses on behalf of Brookfield Investment Management Inc., BAM and BFREGNY, entities under common control of which, approximately $12,000, $4,400 and $20,000 remains unpaid at December 31, 2014 and are included in due from affiliates in the accompanying statement of financial condition.

3. Transactions with related parties (continued)

Certain employees of the Company provided fund raising services on behalf of the following related entities, under common control, without charge: Brookfield Real Estate Finance Fund IV GP, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Strategic Real Estate Partners GP, LLC and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P.

The PFG employees who support the Company's operations are all contractually employed by BAM. The Company pays for all cash salaries and cash bonuses relating to these employees. The BFIN employees are all contractually employed by BPAL. The Company pays all compensation expenses relating to the BFIN employees.

The Ultimate Parent provides compensation to certain key employees of the Company in the form of share based awards which are cash settled and is based on the market price of BAM's shares. On the date the Ultimate Parent grants these awards, the Ultimate Parent acquires the shares from the market which crystallizes the amount of the award and the amount payable by the Company. All awards to employees of the BFIN group are charged back to the Company. The Ultimate Parent allocates a portion of the award costs relating to employees of the PFG group and charges the company for its allocation. The Company is not responsible for the total awards to PFG employees except for the amount allocated to it at the sole discretion of BAM.

The obligations for the share-based awards relating to the BFIN employees are accrued over the vesting period. The Ultimate Parent manages this program for the Company in accordance with the shared services agreement between the Company and the Ultimate Parent.

During 2014, BAM did not charge the Company for amounts relating to the stock compensation awards for PFG employees. The awarded costs relating to employees of the BFIN group charged by BAM amounted to $266,394 for the year ended December 31, 2014. The Company has a commitment to pay BAM $741,345 for awards which have not vested and these are payable over the next five years, as shown in table below:

Year Ending December 31,	Total Commitments
2015	209,950
2016	183,700
2017	164,838
2018	129,816
2019	53,041
	$ 741,345

The number of shares granted pursuant to the stock compensation awards totaled 22,880 of which 15,745 will vest in the next 5 years.

3. Transactions with related parties (continued)

Related party transactions are measured at the exchange amount which is the amount agreed between the parties at the time the transaction is entered into.

All transactions with related parties are settled in the normal course of business. Amounts due to affiliates are non-interest bearing and have no specific terms of repayment. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Fixed Assets

Fixed assets at December 31, 2014 consists of:

Computer equipment and software	$ 144,917
Furniture and fixtures	270,819
Leasehold improvement	859,777
	1,275,513
Less: Accumulated depreciation and amortization	(415,143)
	$ 860,370

5. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,562,822 which exceeded the required net capital by $9,392,038. The ratio of aggregate indebtedness to net capital, at December 31, 2014 was .27 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

6. Commitments

The Company leases office space, from an affiliate, under a non-cancellable lease agreement which expires on May 31, 2024. The lease has provisions for escalations. At December 31, 2014, the annual minimum payments under this agreement are approximately:

Year Ending December 31,	Total Commitments
2015	351,075
2016	351,075
2017	354,976
2018	374,480
2019	374,480
Thereafter	1,653,954
	$ 3,460,040

7. Economic dependency

Because of the accumulated losses and related party transactions the company is economically dependent on the Ultimate Parent for ongoing support including meeting working capital requirements and regulatory capital adequacy needs.

8. Financial risk management

The Company is exposed to credit risk as substantially all of the cash of the Company is held by a single major money center bank. The Company manages its credit risk through careful selection of the financial institutions through which it conducts its business and clients to whom it provides services. The company has minimal liquidity, foreign exchange and market risk.

9. Subsequent event

The Company has accepted the assignment of its office lease from a related party under common control. In connection with the assignment, the related party will contribute 50% of all lease costs. This assignment will increase the amount of commitments shown in Note 6 but will be offset by the contribution from the related party.